CHAPEAU, INC.

dba BluePoint Energy, Inc.

1190 Suncast Lane, Suite 2

El Dorado Hills, CA 95762

May 18, 2005

TELECOPIED TO: (202) 942-9648

AND VIA EDGAR

AND VIA FEDERAL EXPRESS

SECURITIES AND EXCHANGE COMMISSION

Division of Corporation Finance

450 Fifth Street, N.W., Mail Stop 3-8

Washington, D.C. 20549

Attention:

Michael Moran, Accounting Branch Chief

Brian V. McAllister

Milwood Hobbs

Re:

Chapeau, Inc.

Form 10-KSB for the Year Ended June 30, 2004

Form 10-QSB for the Quarter Ended December 31, 2004

File No. 33-01289

Gentlemen:

We refer you to the letter of the staff of the Commission (the “Staff”) dated March 2, 2005 (the “Comment Letter”), with regard to the Annual and Quarterly Reports referenced above (the “Annual and Quarterly Reports”) filed by Chapeau, Inc. (the “Company”).  This letter contains the Company’s responses to the Staff’s comments set forth in the Comment Letter.

For your convenience, the Staff's comments from the Comment Letter have been restated below and are followed by the Company’s responses.

Form 10-KSB for the Year Ended June 30, 2004

General

1.

Where a comment below requests additional disclosures or other revisions to be made, please show us the additional disclosures and you should include these additional disclosures and revisions in your future annual and interim reports, as applicable.

Response to No. 1

The Company has submitted with this letter proposed amendments to the Annual and Quarterly Reports marked to show the additional disclosures and the revisions that would be made in those amendments to respond to the Staff’s comments if amendments are determined to be necessary.

We would like to discuss the proposed amendments with the Staff prior to filing the amended Annual and Quarterly Reports in order to determine whether the amendments are appropriate or necessary.  Regardless of whether the amendments are filed, the Company acknowledges that it will include the additional disclosures and revisions in future annual and interim reports, as applicable.

Part I.

Item 1. Description of Business

Historical Overview

2.

To the extent that it is significant to the reader’s understanding and to the description of your business, please refer to BluePoint Energy, Inc., in the discussion of your organization and its operations and your disclosures in Note 1 and 4 as appropriate.  Supplementally please explain to us and disclose if BluePoint Energy, Inc. is a separate legal entity whose accounts are consolidated into Chapeau, Inc. See Item 101(a)(3) of Regulation S-B.

Response to No. 2

Supplementally, we advise you that “BluePoint Energy, Inc.” is only an operating or a doing-business-as name (a “dba”) and is not a separate legal entity.  Item 1, Description of Business-Historical Overview and Note 1 to the financial statements have been revised to clarify that “Blue Point Energy, Inc.” is a “doing business as” name for the Company and Specialized Energy Products, Inc., its operating subsidiary.

3.

Please include a discussion disclosing significant patents, trademarks, licenses and/or required government approvals that you possess and that you are presently obtaining to enable your proprietary cogeneration products to become commercially acceptable in the marketplace. See Item 101(b)(7) and (8) of Regulation S-B.

Response to No. 3

The seventh paragraph in Item 1, Description of Business, Business of Issuer, in the 10-KSB has been updated to include a discussion of significant patents, trademarks, licenses and/or government approvals.

4.

Please disclose the amount spent on research and development activities in the last two fiscal years. See Item 101(b)(10) of Regulation S-B.

Response to No. 4

We have added language in Part I, Item 1, Description of Business – Business of Issuer in the 10-KSB to disclose the amount paid for research and development for the years ended June 30, 2003 and June 30, 2004.

Item 6. Management’s Discussion and Analysis or Plan of Operation

5.

In a separately captioned section of MD&A entitled “Off-Balance Sheet Arrangements,” please provide a more robust discussion of your financing agreement with Calim Private Equity, LLC and its future effects on your liquidity, capital resources, market and credit risk support, the nature and amounts of any interests you will retain and the nature and amounts of any other obligations arising or reasonably likely to become triggering events that could cause such obligations to arise. See Item 303(c) of Regulation S-B.

Response to No. 5

We have added a new separately captioned section under Item 6, Management’s Discussion and Analysis or Plan of Operation entitled “Cogeneration Project Financing Arrangements” which provides a discussion of the Company’s project financing arrangements with Calim, including how the financing arrangement may affect future liquidity, capital resources, market and credit risk support, the nature and amounts of any interests retained and that future obligations or triggering events that could arise from these financing arrangements.  Please also refer to the Company’s response to No. 17 below.

Item 8A Controls and Procedures

6.

You disclose that you evaluated the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rule 13a or Section 15(d).  Disclosure controls and procedures are now defined in Rules 13a-15(e) and 15d-15(e).  Please revise your evaluation of disclosure controls and procedures in future filings.

Response to No. 6

The first paragraph in Item 8a, Evaluation of Disclosure Controls and Procedures in Forms 10-KSB and 10-QSB have been and will be updated to refer to Rules 13a-15(e) and 15d-15(e).

Part III

Item 13. Exhibits and Reports on Form 8-K

7. Tell us why you have not filed a Form 8-K under Item 1.01 for your $5 million financial commitment by NJOCE for the combined heat and power program nor included any written correspondence as an exhibit to the Form 8-K filed on October 22, 2004 regarding the departure of Thomas J. Manz as a director. Please refer to Release 33-8400 for guidance.

Response to No. 7

The Company did not file a Form 8-K under Item 1.01 with respect to the $5 million commitment by NJOCE for the combined heat and power program because the $5 million commitment was a commitment for NJOCE’s entire combined heat and power program, of which Astor Chocolate Corporation, a potential purchaser of the Company’s combined heat and power generation systems, received a commitment of $213,000 in connection with a project which would include the purchase by Astor Chocolate Corporation of one of the Company’s Lean-One® systems.  The Company did not receive any direct financial commitment from NJOCE.

The Company did not file any written correspondence as an exhibit to the Form 8-K filed on October 22, 2004 regarding the departure of Thomas J. Manz as a director because Mr. Manz’s resignation letter did not state any disagreement with the Company on any matter related to the Company’s operations, policies or practices.  Item 5.02(b) of Form 8-K does not require that written correspondence from a departing director be filed as an exhibit to the 8-K in such circumstances.

Item 14 Principal Accountant Fees and Services

8.

In future filings, please describe the nature of the services comprising the fees disclosed under the category “All Other Fees” in each of the last two fiscal years for products and services provided by the principal accountant, as required by Item 9(e)(4) of Schedule 14A. Further, it appears that the aggregate amount of all independent accountant services other than audit constitute more than 5% of the total amount of revenues paid by you to your independent accountants during fiscal years 2004 and 2003. Your independent accountants are not independent as defined in section 10(A)(f) of the Securities Exchange Act of 1934 if the provision of services other than audit, review or attest services were not entered into pursuant to pre-approval policies and procedures established by your audit committee, if your policies and procedures are not detailed as to the particular services to be provided, if your audit committee is not informed of each provided service and if your audit committee has delegated such responsibilities to management. Please tell us how your audit committee has satisfied the requirements of administering your audit engagement in accordance with paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X.

Response to No. 8

The caption under “All Other Fees” in Item 14 of the 10K-SB has been removed and the amounts disclosed have been reclassified under the captions “Audit Fees” and “Tax Fees.”  Upon investigation, these fees were for telephone calls, postage, fax, and binding fees related to audit and tax services and, therefore, should be included under the audit and tax fees captions.

The Company’s audit committee has satisfied the requirements of administering its audit engagement in accordance with paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X by approving each annual engagement letter with its independent accountants, which provides a detailed description of audit and non-audit services to be provided by such accountants.  All services performed by the Company’s independent accountants were within the scope of the engagement letters.

Report of Independent Certified Public Accountants

9.

Please revise the heading of the report of your independent accountants to refer to your independent accountants as “registered” rather than “certified” as required by Auditing Standard No. 1 issued by the PCAOB and effective for audit reports issued or reissued on or after May 24, 2004.  Please make the similar revision to your index to consolidated financial statements.

Response to No. 9

The Audit Report and the Index have both been revised to reflect the requirements of Auditing Standard No. 1.

Consolidated Balance Sheets

10.

Please tell us your basis for classifying customer deposits as current liabilities considering the amount has increased approximately 33% year over year and the term “current” is principally used, as it relates to this instance, for collections received in advance of the delivery of goods or the performance of services that are reasonably expected to occur within a relatively short period of time, generally twelve months.

Response to No. 10

At June 30, 2003, the Company had entered into sales contracts with three entities, whereby deposits were advanced to the Company as down payments for related sales orders.  The applicable sales contracts provide for targeted completion and delivery of the cogeneration system subject to such contract within one year or less.  Therefore, these deposits were appropriately classified as current liabilities.  The Company is currently involved in a lawsuit with one purchaser, U.S. Power Corporation, involving an alleged breach of contract by the Company in the approximate amount of $295,780, which amount represents U.S. Power’s deposit amount under its sales agreement with the Company.  This matter is discussed in detail in Note 9-Commitments and Contingent Liability.  The outcome of this suit was not determinable as of the reporting date and the Company, therefore, continued to classify the associated customer deposit as a current liability.

In April 2005, the Company and U.S. Power Corporation entered in to a Settlement Agreement and Releases in connection with this case whereby, among other things, the Company will repay to U.S. Power Corporation $150,000 of U.S. Power Corporation’s deposit in exchange for U.S. Power Corporation’s dismissal of the case and release of all claims related thereto.  This will be reflected in the Company’s financial statements included in its annual report on Form 10-KSB for the year ended June 30, 2005.

Although the Company has not yet delivered cogeneration systems under the other two sales agreements, the Company has no information that the systems under these agreements will not be delivered or the transactions not closed within twelve months.  Therefore the Company will continue to classify these amounts as current liabilities.  During the year ended June 30, 2004, the Company entered into additional sales contracts under which purchasers have advanced an aggregate of $208,500 to the Company as deposits.  The Company believes that these contracts will be completed within a twelve-month period and, therefore, the customer deposits are appropriately classified as current liabilities.

11.

If you have cash equivalents please revise your description of cash on your consolidated balance sheet and statement of cash flows to be consistent with the line item “increase in cash and cash equivalents” presented in your consolidated statements of cash flows.  Alternatively, if you do not have cash equivalents then please revise your description of the increase to remove the reference to cash equivalents. See paragraph 7 of SFAS No. 95.

Response to No. 11

The consolidated statements of cash flows have been revised to remove the reference to cash equivalents.

12.

Please tell us why you classify the deposits toward the purchase of inventories as inventory as of each balance sheet date and provide us your basis in GAAP for doing so.  See paragraph 3, Chapter 4 of ARB No. 43.

Response to No. 12

The consolidated balance sheets have been revised to report deposits on inventory as a separate line item.

Notes to Consolidated Financial Statements

Note 1 – Nature of Operations and Summary of Significant Accounting Policies

Revenue Recognition

13.

Please disclose in your policy for revenue recognition whether collectibility of sales is reasonably assured, if there is evidence of an arrangement and as well as how you account for product returns. Specifically tell us your accounting treatment for the cogeneration system returned during the year ended June 30, 2004. Tell us if you currently perform any installation and technical assistance services related to the sale of a cogeneration system, whether your sales involve consideration in the form of fixed fee or fixed fee coupled with a continuing payment stream and if so whether the continuing payment stream is fixed or variable based on your future performance. If you determine that you do participate in multiple-deliverable revenue arrangements, please tell us how you allocate consideration among the separate units of accounting. In your response please provide the revised disclosures that you will include in future filings. Refer to EITF 00-21.

Response to No. 13

The Revenue Recognition subsection in Note 1 to the consolidated financial statements has been revised to reflect the Company’s policy to reasonably assure collectibility of sales.

The accounting treatment for the cogeneration system returned during the year ended June 30, 2004 is discussed in Note 9 – Casualty Loss to the financial statements as originally filed..  The Company’s form of sales agreement provides that a purchaser may cancel any order if notice to cancel is given 30 days before the scheduled delivery date.  Once delivery has occurred no right of return exists and the sale is final.

The Company’s standard terms and conditions of sale for each cogeneration system it sells provide for a 50% deposit with the purchase order and payment in full upon notification of availability for delivery.  The Company also provides and charges separately for installation, start-up, and commissioning services in connection with delivery and installation of each system it sells.  The charge for these services is included in the purchase order for such equipment and is paid at the same time as the purchase price.  There is no continuing payment stream associated with the sale of a cogeneration system.  The terms of sale include a warranty which provides that the cogeneration system will perform in accordance with specifications for 12 months from the first day of operation or 30 days from shipment.  The Company is required to repair or replace defective products.  Technical Bulletin 90-1 defines an extended warranty as one that is separately priced.  It further defines a separately priced invoice as one where the “customer has the option to purchase the services provided under the contract for an expressly stated amount separate from the price of the product.”  While consideration was given for the warranty, since the purchaser does not have the option to purchase the warranty separately, it is a manufacturers warranty and should be accounted for as a contingency as outlined in FAS 5.

The terms of the sale involve consideration in the form of a fixed fee and no continuing payment stream exists.  Therefore, this transaction is not a multiple-deliverable revenue arrangement.

Property and Equipment

Research and Development Costs

14.

Please include disclosures to satisfy the requirements of paragraph 46.a. and b. of SFAS No. 142 for your impairment of in-process research and development acquired and paragraph 26.c. of SFAS No. 144 for your impairment of property and equipment.

Response to No. 14

The notes to the financial statements have been updated to reflect the acquisition of Specialized as was previously disclosed in June 30, 2003. Note 3-Intangible Assets has been inserted, and the remaining numbering of the notes to the June 30, 2004 statements have been adjusted to reflect the change. The current Note 3 addresses the method of determining the fair value and the required disclosures relating to impairment under FAS 121 which was applicable at June 30, 2002.

An undiscounted cash flow model was used to consider the need to recognize impairment of property and equipment based on what Chapeau believes to be a conservative estimate of units from which the Company will collect cash during the next three years and includes other related costs per guidance of SFAS 121, which was applicable at June 30, 2002.  The property and equipment disclosure in Note 1 has been updated to disclose this method.

Note 3 – Promissory Notes, Convertible Bonds and Warrants

15. Please tell us if the creditor of your convertible bonds has waived or subsequently lost the right to demand repayment for more than one year from the balance sheet date or if the convertible bonds have a grace period where you may cure the violation and it is at least probable that you have cured the violation within the stated grace period and prevented the obligation from being callable and permitted your continued classification of the convertible bonds as long term obligations. If these conditions do not exist, please explain your basis in GAAP for classifying the convertible bonds as long-term liabilities at the balance sheet date. See paragraph 5 of SFAS No. 78.

Response to No. 15

The creditors of our convertible bonds have provided us with waivers of default under the various bond agreements; therefore, the convertible bonds are appropriately classified as long-term liabilities at the balance sheet date.

Note 4 – Common Stock

16.

Please tell us how you determined the fair value and accounted for the warrants to acquire 4,666,668 and 1,250,000 shares of common stock issued in March through May 2003 and issued in April 2004 in connection with your private placements of common stock.  Please tell us and disclose the principal assumptions you used in valuing the warrants.  Also tell us how you accounted for the issuance of 250,000 common shares exchanged for services including in your discussion the assumptions used to determine the measurement date, fair value and the weighted average price.

Response to No. 16

The principal assumptions for valuing the warrants and common stock issued in March through May 2003 and in April 2004 were not originally disclosed due to the fact that the accounting for the value of the warrants separately from the common stock was not required since the total value was all included in common stock and additional paid-in capital. However, due to your comment, Note 5-Common Stock has been revised to disclose the assumptions used for valuation.  Also, the Consolidated Statement of Stockholders Equity (Deficit) has been updated to disclose the issuance of stock and warrants for cash in April 2004.

Note 5 has also been revised to disclose how the 250,000 common shares issued in satisfaction of a payable for services has been accounted for including a discussion of the assumptions used to determine the measurement date, the fair value of the services and the shares issued and the weighted average price per share.

Form 10-QSB for the quarter ended December 31, 2004

Item 2. Management’s Discussion and Analysis or Plan of Operation, page 10

Recent Accounting Pronouncements, page 15

17. Your disclosures do not discuss your adoption of FIN 46(R) which is effective for the quarter ended December 31, 2004. Tell us if and how you have determined if you have a variable interest in either Calim PE or Calim BPEP I, whether either entity is a variable interest entity who has been identified as the primary beneficiary in the variable interest entity, if applicable, and your basis for or against consolidation. Please provide us with a response that addresses the pertinent provisions of FIN 46(R). Also, please tell us the nature of your financing agreement with Calim PE and Calim BPEP I, including which entity provides financing to third parties, whether your cogeneration systems are purchased or leased by either a third party end user or a Calim entity. If the cogeneration systems are leased please tell us if there is a guaranteed residual value and if so, who provides the guarantee and the amount. We may have further comment upon review of your response.

Response to No. 17

Item 2. Management’s Discussion and Analysis or Plan of Operation, Recent Accounting Pronouncements paragraph has been updated to discuss the Company’s adoption of FIN 46(R).

The Company has considered the characteristics of variable interest entities set forth in FIN 46(R), has evaluated both Calim PE and Calim-BPEP I and has determined that Calim PE and Calim-BPEP I may be variable interest entities.  However, the Company has no interests in either Calim PE or Calim-BPEP I, of any nature: except as a potential consequence of the conversion option of Calim-BPEP I discussed in further detail below, the Company has no obligation to absorb any of those entity’s expected losses, nor does the Company have any right to receive those entity’s expected residual returns, except for the 25% net cash flow sharing arrangement discussed below.  The investors in those entities solely bear those risks and have the rewards of ownership except for the net cash flow sharing arrangement.  Under paragraph 14 of FIN 46(R), the Company has considered the rights and obligations held by other parties and has determine the investors in Calim PE and Calim-BPEP I will absorb all (which is a majority) of those entity's expected losses and will receive all of those entity's expected residual returns, except as a potential consequence of the conversion option and except for the 25% net cash flow sharing arrangement.  Neither of these entities has yet had any transactions with the Company in connection with the financing arrangement.  Based upon these facts, the Company has determined that: (i) with respect to Calim PE, it does not hold a majority variable interest in, nor is the Company required nor will it be required to consolidate Calim PE; and (ii) with respect to Calim-BPEP I, principally as a potential consequence of the conversion option, it does hold a majority variable interest in and will be required to consolidate Calim-BPEP I.  The following are descriptions of these two entities, which were used in the determination.

Calim Private Equity, LLC (“Calim PE”) is a private equity investment firm specializing in early stage finance.  In August 2003, the Company entered into an agreement that is referred to as a “financing agreement” with Calim PE.  However, the agreement provides no financing to the Company.  Instead, under the agreement, Calim PE, through Calim-BPEP I, a Calim PE managed entity, intends to invest in cogeneration projects that will provide energy for third party users under energy purchase agreements generated by the Company.  The “financing agreement” with Calim PE will allow potential customers with the ability to utilize the Company’s Lean-One® cogeneration systems through energy purchase agreements as opposed to purchasing the system, thereby alleviating the potential customers of the financial and commodity risks inherent with capital equipment purchases, including development, installation, operation and maintenance costs.  The cost of the Company’s Lean-One® cogeneration unit is estimated to be approximately 25-33% of the total cost of an energy generation site installation depending on the site configuration and other factors.  If installation sites are completed, Calim-BPEP I will have all risks and rewards related to any energy purchase agreements it enters with potential customers.  The Company will have no obligation to repurchase any cogeneration units sold to Calim BPEP I.

For cogeneration projects funded in connection with the “financing agreement”, Calim-BPEP I will purchase requisite Lean-One® cogeneration systems from the Company and pay for site development, construction costs and installation costs associated with installation of the systems at an end users’ site, as well as pay for all ongoing operating and maintenance costs.  Calim-BPEP I will also enter into an energy purchase agreement with the end user at the site for the sale and purchase of electricity generated by such system.  If any system installations occur, the Company will receive, under the “financing agreement”, a management fee for operation and maintenance of the cogeneration systems at user sites and for services related to billing and collection of revenues for Calim-BPEP I.  The financing agreement further provides for revenue sharing arrangement between the Company and Calim-BPEP I based upon 25% of net cash flows after Calim-BPEP I has received a payout of 100% of its investment at the respective user site.  The Company has determined that this arrangement may be a minority variable interest in Calim-BPEP I.

Although the Company has the 25% net cash flow sharing interest in contracts involving Calim BPEP I, that arrangement does not and would not give the Company a majority variable interest in Calim BPEP I.

The agreement, however, does give Calim-BPEP I the right to transfer its interest in a particular site project to the Company in exchange for the Company’s common stock at a per share exchange price of $3.00 for a period of ten years from the date of the agreement; provided, however, that at any time after the fifth year the Company can demand that Calim-BPEP I transfer its interest in a particular site project to the Company or forego its right to later exchange its interest in such site project for the Company’s common stock.  As a consequence of this conversion right, the Company has the potential obligation to absorb Calim-BPEP I’s expected losses and the potential right to receive Calim-BPEP I’s expected residual returns with respect to a given project.  This arrangement would give the Company a majority variable interest in Calim BPEP I.  To date, however, none of the Company’s cogeneration systems have been sold through this agreement nor has the Company received any revenue from this agreement.  Accordingly, adoption of FIN 46(R) did not have and would not have had any effect on the Company’s financial statements as of December 31, 2004, but would be expected to have an effect on the Company’s financial position and results of operations in the future.  As a variable interest entity with respect to the Company, Calim-BPEP I’s operations and balances will be consolidated into the financial statements of the Company upon the sale of any Lean-One® cogeneration systems to Calim-BPEP I pursuant to this agreement. On a consolidated basis, revenue will be recognized from the sale of energy to customers under energy purchase agreements. Intercompany sales of Lean- One® cogeneration systems to Calim-BPEP I will be eliminated in consolidation and equipment costs and site preparation costs will be capitalized as property and equipment.

Company Acknowledgments

The Company hereby acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the above-referenced filings;

•

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the above-referenced filings; and

•

the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned with any questions or comments concerning the matters discussed above.

Sincerely,

CHAPEAU, INC.

By:

/s/Guy A. Archbold

Guy A. Archbold

Chief Executive Officer and

Chief Financial Officer

1